Exhibit 99.4

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Amendment No. 1 to the annual report of Sandstorm Gold Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2015 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Nolan Watson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 7, 2016

/s/ Nolan Watson
Nolan Watson
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Sandstorm Gold Ltd. and will be retained by Sandstorm Gold Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the annual report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for purposes of §18 of the Securities Exchange Act of 1934, as amended.

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this Amendment No. 1 to the annual report of Sandstorm Gold Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2015 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Erfan Kazemi, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 7, 2016

/s/ Erfan Kazemi
Erfan Kazemi
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Sandstorm Gold Ltd. and will be retained by Sandstorm Gold Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the annual report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for purposes of §18 of the Securities Exchange Act of 1934, as amended.